



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 40906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Howard Feigenbaum dba Sharemaster

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1105 S. State Street
(No. and Street)

Hemet	CA	92543
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Feigenbaum (800) 933-9210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nathanson, Mark Howard
(Name – *if individual, state last, first, middle name*)

21241 Ventura Blvd. #177	Woodland Hills	CA	91364
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Feigenbaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sharemaster, as of December 31, 2004, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sole Proprietor

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Riverside

Subscribed and sworn to (or affirmed) before me on this

22nd day of March, 2005,

by Howard Feigenbaum, personally known to me

or proved to me on the basis of satisfactory evidence to be

the person(s) who appeared before me.

Signature [signature] (Seal)


JENNIFER INGLISH
Commission # 1439399
Notary Public - California
San Bernardino County
My Comm. Expires Sep 14, 2007

SHAREMASTER

FINANCIAL STATEMENTS

DECEMBER 31, 2004

CONTENTS

MARK H. NATHANSON
CERTIFIED PUBLIC ACCOUNTANT
21241 VENTURA BOULEVARD, SUITE 177
WOODLAND HILLS, CALIFORNIA 91364

E-MAIL
markncpa@earthlink.net

(818) 716-7248
FAX (818) 716-0951

Howard Feigenbaum
Sharemaster

Independent Auditor's Report

I have audited the accompanying balance sheet of Sharemaster as of December 31, 2004, and the related statements of income, ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sharemaster as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Mark Nathanson
Certified Public Accountant

January 31, 2005

SHAREMASTER
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Cash	$13,957
Accounts receivable	1,375
TOTAL ASSETS	$15,332

LIABILITIES AND OWNERSHIP EQUITY

LIABILITIES	
Accrued expenses	$ 411
OWNERSHIP EQUITY	
Capital	14,921
TOTAL LIABILITIES AND OWNERSHIP EQUITY	$15,332

See accountant's audit report
and notes to financial statements

SHAREMASTER
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

	AMOUNT	%
SALES	$25,494	100.0
EXPENSES		
Accounting	525	2.1
Advertising	1,582	6.2
Auto	200	.8
Commissions	11,440	44.9
Dues	2,079	8.1
Insurance	612	2.4
Office	1,639	6.4
Postage	743	2.9
Telephone	2,518	9.9
Travel	560	2.2
TOTAL EXPENSES	21,898	85.9
NET INCOME	$ 3,596	14.1

See accountant's audit report
and notes to financial statements

SHAREMASTER
STATEMENT OF OWNERSHIP EQUITY
YEAR ENDED DECEMBER 31, 2004

CAPITAL, beginning of year	$32,492
NET INCOME	3,596
WITHDRAWLS	<21,167>
CAPITAL, end of year	$14,921
	=======

See accountant's audit report
and notes to financial statements

SHAREMASTER
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 3,596
Adjustment to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable		1,345
Decrease in accrued expenses		<612>
Net provided by operating activities		733
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase on owner's draw	<21,167>	
Net cash used by investing activites		<21,167>
NET DECREASE IN CASH		<16,838>
CASH, at beginning of year		30,795
CASH, at end of year		$13,957
		=======

See accountant's audit report
and notes to financial statements

SHAREMASTER
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business - The company is a broker-dealer, and receives commissions in the sale of Mutual funds. The company is located in Hemet, California, and serves primarily, customers in the Los Angeles area.

SHAREMASTER
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2004

There was no Subordinations.

SHAREMASTER
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2004

Total Assets	$15,332
Less: Liabilities	411
NET CAPITAL	$14,921

SHAREMASTER
REPORT ON INTERNAL CONTROL
YEAR ENDED DECEMBER 31, 2004

I made a study of the practices and procedures followed by the Proprietorship including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.

Because the Proprietorship is a limited broker dealer and engages in mutual funds and various variable insurance annuity products by application only, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Proprietorship is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, that I consider to be material weaknesses as defined above.

SHAREMASTER
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2004

SHAREMASTER'S NET CAPITAL COMPUTATION	$14,921
ACCOUNTANT'S NET CAPITAL COMPUTATION	14,921
DIFFERENCE	$ -
	=======

SHAREMASTER

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2004

Sharemaster is in compliance with special provision of rule 15c3-3, and is exempt under the provision (K)(1).